Exhibit 77(I)

                       Terms of New or Amended Securities

At the February 25, 2004 Board Meeting, the Board of Trustees approved a Fee Waiver Agreement between ING Funds Trust (the "Trust") and ING Funds Distributor for the period April 1, 2004 through and including March 31, 2005 under which ING Funds Distributor has agreed to waive the distribution fee for ING High Yield Bond Fund, ING Intermediate Bond Fund, and ING National Tax-Exempt Bond Fund (the "Funds") of 0.10% of the average daily net assets attributable to Class A Shares of the Funds and in the distribution fee for ING Classic Money Market Fund (the "Money Market Fund") of up to 0.40% of 0.50% of the average daily net assets attributable to Class A Shares of the Money Market Fund which it is entitled to receive under the Distribution Plan for the Trust.